































Alcon, Inc.

Exhibit 99.1

Worldwide Leader
in Ophthalmic Research and Manufacturing
Systane
TRAVATAN
(travoprost ophthalmic solution) 0.004%
Alcon
2.5mL Sterile
VIGAMOX
CIPRODEX
Patanol
(Olopatadine Hydrochloride Ophthalmic Solution) 0.1%
5 mL Sterile
OPTI-FREE
Alcon

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on February 10, 2005, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 12, 2004, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com



Management Presentation by

Cary Rayment
President & CEO

Jacqualyn Fouse
Senior Vice President of Finance & CFO

Jerry Cagle, Ph.D.
Senior Vice President, Research and Development



Financial Results

(For the quarters and years ended December 31, 2004 and 2003)



Fourth Quarter Financial Highlights

	Q4 04	Q4 03	Growth
Global Sales	$ 952.7	$ 851.7	11.9%
Net Earnings	$ 187.3	$ 133.9	39.9%
Reported EPS*	$ 0.60	$ 0.43	39.5%

*Diluted earnings per share.

(dollars in millions, except per share amounts)



2004 Financial Highlights

	2004	2003	Growth
Global Sales	**$ 3,913.6**	**$ 3,406.9**	**14.9%**
Reported Net Earnings	**$ 871.8**	**$ 595.4**	**46.4%**
Adjusted Net Earnings	**$ 814.2**	**$ 595.4**	**36.7%**
Reported EPS*	**$ 2.80**	**$ 1.92**	**45.8%**
Adjusted EPS*	**$ 2.62**	**$ 1.92**	**36.5%**

*Diluted earnings per share for both reported and adjusted.

Adjusted net earnings and adjusted EPS are non-GAAP measures.

(dollars in millions, except per share amounts)



Reported vs. Adjusted Net Earnings

	Q4 04	Q4 03	2004	2003
Reported Net Earnings	$ 187.3	$ 133.9	$ 871.8	$ 595.4
Tax Settlements and Credits	--	--	(57.6)	--
Adjusted Net Earnings*	$ 187.3	$ 133.9	$ 814.2	$ 595.4

*Adjusted net earnings is a non-GAAP measure and is provided to help investors better compare results of operations from 2004 and 2003.

(dollars in millions)



Reported vs. Adjusted Earnings Per Share

	Q4 04	Q4 03	2004	2003
Reported Diluted EPS	$ 0.60	$ 0.43	$ 2.80	$ 1.92
Tax Settlements and Credits	--	--	(0.18)	--
Adjusted Diluted EPS*	$ 0.60	$ 0.43	$ 2.62	$ 1.92

*Adjusted diluted EPS is a non-GAAP measure and is provided to help investors better compare results of operations from 2004 and 2003.



Fourth Quarter Income Statement Detail

	Q4 04	% of Sales	Q4 03	% of Sales
Gross Profit	$ 683.7	71.8%	$ 594.5	69.8%
SG & A	$ 324.1	34.0%	$ 291.8	34.3%
Research & Development	$ 108.4	11.4%	$ 95.0	11.2%

(dollars in millions)



2004 Income Statement Detail

	2004	% of Sales	2003	% of Sales
Gross Profit	$2,832.0	72.4%	$2,401.0	70.5%
SG & A	$1,237.3	31.6%	$1,112.5	32.6%
Research & Development	$ 390.4	10.0%	$ 349.9	10.3%
Effective Tax Rate*	27.7%		30.6%	
Reported Eff. Tax Rate	22.6%		30.6%	

*2004 excludes the impact of tax settlements and tax credits of $57.6 million recorded in Q2 2004. This is a non-GAAP measure and is provided to help investors better compare results of operations from 2004 to 2003.

(dollars in millions)



Balance Sheet Highlights

	12/31/04	12/31/03
Short and Long Term Borrowings	$ 988.0	$ 1,410.3
Cash and Cash Equivalents	$ 1,093.4	$ 1,086.0
Consolidated S/H Equity	$ 2,187.9	$ 1,591.5
A/R Change (From 12/31/03)	11.9%	N/A
Inventory Change (From 12/31/03)	1.9%	N/A

(dollars in millions)



Revenue History



(dollars in millions)

12

Earnings Per Share History



$0.80

$0.78 *

$0.61

$0.57

$0.60

$0.62

$0.42

$0.49

$0.50 *

$0.43

$0.36 *

$0.40 *

$0.33 *

$0.20

Q1   Q2   Q3   Q4

*See non-GAAP reconciliation. Adjusted numbers presented to help investors better compare results between years.

◆ **2002 Adjusted**   ■ **2003**   ▲ **2004 Adjusted**

13

Reconciliation of Non-GAAP Measures

2002	Reported EPS		Adjustments		Adjusted EPS
Q1	$	0.33	$ **(1)** 0.03	$	0.36
Q2	$	0.53	$ **(2)** (0.03)	$	0.50
Q3	$	0.41	$ **(3)** (0.01)	$	0.40
Q4	$	0.26	$ **(4)** 0.07	$	0.33

(1) Includes changes to a deferred employee compensation plan at the time of Alcon's IPO and adjustment for an artificially low share count from conversion of preferred shares
(2) Includes temporary use of IPO proceeds to reduce short-term debt and make short-term investments
(3) Changes to a deferred employee compensation plan
(4) Expenses associated with the recall and termination of the SKBM® microkeratome

2004	Reported EPS		Adjustments		Adjusted EPS
Q1	$	0.61	$ -	$	0.61
Q2	$	0.96	$ **(1)** (0.18)	$	0.78
Q3	$	0.62	$ -	$	0.62
Q4	$	0.61	$ -	$	0.60

(1) Related to favorable tax impact from filing amended tax returns to claim research and experimentation credits and the resolution of significant



2005 Outlook






2005 Full Year Financial Guidance

- ## Sales range from $4.275 to $4.375 billion

  – **Global growth across major product lines**

  – **Share gains from recent product launches**

  – **Full year comparisons 2003 introductions**

  – ***Ciloxan*® patent expiration (first half of year)**



2005 Full Year Financial Guidance

- ## EPS range from $3.08 to $3.14

  - **Higher gross margin from product mix and production efficiencies**

  - ***Ciloxan*®** **patent expiration (first half of year)**

  - **Stock option expensing (second half of year)**

  - **Lower effective tax rate**



R&D Funding

- **New IRS regulations raised the markup on intercompany services**

- **More stringent IRS regulations reduce benefit of ex-US ownership of intellectual property**

- **IRS audit experience impact on funding strategy**

- **Evolving nature of R&D spending**

  - *Increased allocation to retina and glaucoma*

  - *Higher costs*

  - *Longer development cycle*



Tax Rate Impact

- **Expect three percent decline in 2005 effective tax rate**

  - *Increasing U.S. tax deduction*

  - *Royalties earned on projects previously funded ex-U.S.*

- **Two to three percent decline in tax rate in 2006 and 2007**



Alcon, Inc.



Worldwide Leader
in Ophthalmic Research and Manufacturing






